MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Time Remains for 2013 IRA Contributions

- Eligible Investors have until April 15, 2014 to contribute to IRA Accounts for the 2013 tax year.
- For 2013 and 2014, eligible individuals can contribute up to a maximum of $5,500 to a Traditional or Roth IRA, or up to $6,500 for those over 50 years old in 2013.
- Consult your tax professional or visit www.irs.gov for information regarding IRA investment eligibility.

Get Started NOW to take advantage of added Compound Growth



$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$1,243,934
$1,143,934
$100,000
$266,884
$166,884
$100,000
IRA Earnings
Total Contributions
Age 25-45
Age 45-65

** THIS CHART IS AN ILLUSTRATION ONLY. IT DOES NOT REPRESENT THE PERFORMANCE OF THE MUNDOVAL FUND OR ANY SECURITY. The chart assumes: a $5,000 annual IRA contribution on January 1 of each year for the age ranges shown; a 8% annual rate of return; no taxes on earnings, dividends or capital gains; no investment management fees. Regular annual IRA investments do not guarantee positive performance and do not protect against losses when market values fall.*

Comparing Traditional and Roth IRAs

In both IRA types, investment earnings-including capital gains and dividends– grow tax-deferred and investors may begin taking withdrawals at age 59 1/2 (Penalties may be incurred for early withdrawals. Consult your tax professional or www.irs.gov for further information.) Some of the key differences between the two include:

	Traditional IRA	Roth IRA
Tax treatment of investment earnings:	In both IRA types, investment earnings, including capital gains and dividends, grow tax deferred.	
Deductable contributions?	Possibly, depending on income, filing status, other retirement plan coverage.	No.
Income limit on contributions?	No.	Yes, income must be under specified annual amounts.
Taxes on distributions?	Yes, distributions taxed as ordinary income.	No, qualified distributions are tax free.
Age Limit on Contributions?	Yes, contributions are not allowed after age 70 ½.	No, contributions can occur at any age.
Required Minimum Distributions?	Yes, distributions must begin in the year after the year you reach age 70 ½.	No.

You should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling 1-877-59-FUNDS or by visiting www.mundoval.com. The prospectus should be read carefully before investing.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Time remains for 2013 IRA Contributions!

IRA's: the Potential of Tax-Deferred Investing

- Eligible investors have until April 15, 2014 to contribute to IRA accounts for the 2013 tax year
- For 2013 and 2014, eligible individuals can contribute a maximum of $5,500 to a Traditional or Roth IRA, $6,500 if you're 50 or older.
- Consult your tax professional or www.irs.gov for information regarding IRA investment eligibility.



Early Start IRA
the Power of Compound Growth
$1,500,000
$1,000,000
$500,000
$0
Value at Age 65
$1,243,934
$1,143,934
$100,000
$266,884
$166,884
$100,000
IRA Earnings
Total Contributions
Age 25-45
Age 45-65
Contributing $5,000 per year for 20 years from

** THIS CHART IS AN ILLUSTRATION ONLY. IT DOES NOT REPRESENT THE PERFORMANCE OF THE MUNDOVAL FUND OR ANY SECURITY. The chart assumes: a $5,000 annual IRA contribution on January 1 of each year for the age ranges shown; a 8% annual rate of return; no taxes on earnings, dividends or capital gains; no investment management fees. Regular annual IRA investments do not guarantee positive performance and do not protect against losses when market values fall.*

Comparing Traditional and Roth IRAs

In both IRA types, investment earnings-including capital gains and dividends– grow tax-deferred and investors may begin taking withdrawals at age 59 1/2 (Penalties may be incurred for early withdrawals. Consult your tax professional or www.irs.gov for further information.) Some of the key differences between the two include:

	Traditional IRA	Roth IRA
Tax treatment of investment earnings:	In both IRA types, investment earnings, including capital gains and dividends, grow tax deferred.	
Deductable contributions?	Possibly, depending on income, filing status, other retirement plan coverage.	No.
Income limit on contributions?	No.	Yes, income must be under specified annual amounts.
Taxes on distributions?	Yes, distributions taxed as ordinary income.	No, qualified distributions are *tax free* .
Age Limit on Contributions?	Yes, contributions are not allowed after age 70 ½.	No, contributions can occur at any age.
Required Minimum Distributions?	Yes, distributions must begin in the year after the year you reach age 70 ½.	No.

Ticker Symbol: MUNDX To find out more about the Fund Click Here to view our website and Factsheet.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling 1 877-59-FUNDS. The prospectus should be read carefully before investing.